FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

January, 2013

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santiago, January 08, 2013

Mr. Fernando Coloma C.

Securities and Insurance Superintendent

Santiago, Chile

REF: SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, paragraph 2  of Law 18,045, the provisions of General Norm  No. 30 of the Superintendence, and in exercise of the powers bestowed upon me, I hereby inform you of the following significant event:

Yesterday, Endesa Chile accepted the terms of the final and definitive amount to compensate for the losses related to the effects of the earthquake on February 27, 2010. This was informed by letter of the insurance adjuster “Beckett S.A. Liquidadores de Seguros” dated January 7 of the present year, terms that have also been accepted by the insurance companies.

Regarding the facilities of Bocamina 1 owned by Endesa Chile, an agreement has reached to pay a compensation of US$ 85,665,673  in lost of profits and damages (US$ 66,165,673 and US$ 19,500,000 respectively) as a consequence of the earthquake. The Company has received cash advances due to the incident corresponding to an amount of US$ 42,665,673.

Regarding Bocamina 2, also owned by Endesa Chile, the agreement involves a total compensation of US$ 112.999.528, of which US$ 2.953.306 corresponds to material damage and US$ 110.046.222 to loss of benefits as a consequence of the incident (ALOP).

As of December 31, 2012, Endesa Chile will register US$ 114,711,895 in its operational due to the compensation for lost of profits. The latter represents a profit of US$ 91,769,516 after tax.

Yours sincerely,

Joaquín Galindo V.

Chief Executive Officer

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: January 08, 2013